Exhibit 2
January 8, 2008
Dear Fellow Shareholder:
New Mountain Vantage Advisers, together with the California Public Employees’ Retirement System (CalPERS), is currently the largest shareholder of National Fuel Gas Company. We currently own 8,078,606 shares, or approximately 9.7% of NFG’s outstanding common stock, and have been shareholders for close to two years. We are an institutional asset manager, acting on behalf of investors that include large state pension funds. CalPERS is the nation’s largest public pension plan, managing over $250 billion in assets for its more than one million beneficiaries, and is a widely recognized defender of long-term shareholder interests. We, like you, want to get the most out of our investment—a higher stock price, solid dividend growth, and a healthier and more successful company.
To ensure that your interests are protected, vote FOR our nominees on the BLUE proxy card TODAY—by telephone, Internet, or by signing, dating and returning the BLUE proxy card in the postage-paid envelope provided.
WE BELIEVE YOUR NFG STOCK IS UNDERVALUED
We believe that NFG owns an enviable set of assets in its core businesses: its utility business, its pipeline business and its Appalachian exploration and production (E&P) business. We believe the strength of these core businesses has been obscured by NFG’s failed track record in its E&P business, which accounted for roughly 44% of the company’s earnings, before interest, taxes, depreciation, and amortization (EBITDA) in fiscal 2007. Our view is that the company’s outmoded corporate governance structure has permitted an entrenched management to cause the company to far underperform other energy-oriented companies during the most favorable oil and gas pricing environment in history.
NFG has invested more capital into the E&P business than any other business unit; $750 million in the last 6 years. Nonetheless, NFG’s reserves have declined from 1,024 Bcfe (Billions of Cubic Feet Equivalent) at the beginning of 2002 to 491 Bcfe at year end 2007, and production over the same period is off by 46%. Since 1998, NFG has written off more than $450 million in the E&P Segment, as well as launching failed power project ventures in such locations as Bulgaria and the Czech Republic. We believe that for these reasons, NFG’s stock currently trades at only an 8.4 times multiple to its trailing 12 months EBITDA as of September 2007 in comparison, for example, to a 17.7 times multiple for Equitable Resources, Inc. which operates in similar lines of business. While energy-related companies like NFG have outperformed the S&P 500 in recent years given the rise in oil and gas prices, NFG’s increase in stock price has substantially lagged behind its peers.

For more than a year, we have sought to work constructively with management in order to focus the company’s capital budget on its highest return projects and to consider various other strategic recommendations that we believe will increase the value of your investment in NFG.
With the help of technical, financial, legal, and regulatory advisors, such as Schlumberger Data & Consulting, a leading technical consultant in the Appalachian basin, we have identified a number of recommendations for management that we are confident will enhance the value of your investment. NFG’s management has slowly begun to adopt some of our recommendations — such as the accelerated development of Appalachia — which has rewarded shareholders. However, most of our key recommendations have not been considered. We believe new directors are needed on the NFG Board to ensure our ideas to build value for all shareholders receive proper consideration.
NFG’s E&P BUSINESS SHOULD BE REPOSITIONED FOR GROWTH
NFG’s most exciting growth assets are its Appalachian E&P holdings. Appalachia, which is the oldest producing gas basin in the United States, today is believed to still have tremendous untapped reserves. Leading domestic exploration and production companies are increasing their Appalachian investments to take advantage of the undeveloped gas resource in Appalachia with very low costs of operations and proximity to major consuming markets. NFG is one of the largest landowners in the Appalachian basin, controlling more than 900,000 acres in Pennsylvania and New York; roughly the size of the State of Rhode Island. NFG has substantial opportunities in at least two plays in the region known as the Upper Devonian/Clinton Medina shallow sands and the Marcellus Shale.
The company has had a 96% success rate in the wells it has drilled in shallow sands and its internal rates of return on these projects exceed 30%. Even so, NFG has drilled on average only 107 wells per year for the last five years, far fewer than we and our experts believe is possible. We began urging NFG to significantly increase the number of wells it is drilling beginning in 2006 and, following months of prodding and detailed recommendations, NFG finally announced that it intends to increase investment in Appalachia. However, we believe that even now, NFG continues to set very modest drilling goals for itself given the size and potential of its acreage position.
We also believe the Marcellus Shale may be another enormous opportunity that until very recently was all but ignored by NFG. Two leading E&P players in the region, Range Resources Corp. and Atlas Energy Resources LLC, have recently announced substantial potential reserves in the Marcellus Shale, on smaller acreage positions than NFG has. We believe that NFG’s acreage could hold very substantial potential reserves and could offer an extraordinary opportunity in relation to NFG’s present size.

We believe that NFG did not attract the technical talent necessary to exploit the Marcellus Shale on its own, which is why the company last year entered into a joint venture agreement with another operator. As a result, 100,000 acres of this potentially extraordinary resource have been farmed out to a third party who paid nothing up front for the privilege of participating in this valuable opportunity. While another company with a smaller acreage position is expecting to drill as many as 120 wells over the next 18 months in the Marcellus Shale, NFG has stated that it expects the joint venture to drill only 18 wells in calendar year 2008.
We believe these opportunities in Appalachia offer far greater rewards for shareholders than NFG’s Gulf of Mexico exploration portfolio, which has received the bulk of NFG’s focus and resources over the past five years. NFG has no strategic advantaged acreage position in the Gulf of Mexico and has a track record of high costs and negative reserve growth in that area. We recommend that the Board consider the sale of NFG’s Gulf of Mexico properties, particularly in light of the current robust property acquisition market and strong commodity prices. This will allow NFG to “high grade” its portfolio by focusing its E&P segment on the more attractive opportunities in Appalachia.
Similarly, we recommend that NFG consider strategic alternatives for its California E&P properties. This is a large asset that offers strong and stable cash flows, but limited growth opportunities, particularly as compared to NFG’s Appalachian assets. Neither the Gulf of Mexico nor the California E&P properties are essential to NFG’s core integrated energy system in New York and Pennsylvania. We believe a sale of these assets could generate substantial proceeds that could be reinvested in higher returning projects or distributed to shareholders in the form of a special dividend or share repurchases.
By electing our nominees on the BLUE proxy card, shareholders will ensure that they have owner-oriented representatives on the Board who are committed to a strategy of high returns on capital and strong reserve and production growth for NFG’s E&P business.
A MASTER LIMITED PARTNERSHIP STRUCTURE FOR CERTAIN NFG
ASSETS COULD INCREASE SHAREHOLDER VALUE
We have recommended that NFG’s management consider a Master Limited Partnership structure for NFG’s pipeline and storage assets and potentially for certain of its exploration and production assets. The MLP structure is used by many other operators in the pipeline and exploration and production industries, and we believe it could increase the value of these assets for NFG shareholders. The tax benefits of the MLP structure were established by the U.S. government to foster investment in precisely the kind of energy assets that NFG owns. It is important to note that the formation of an MLP by NFG does NOT mean that NFG would cease to control these businesses. It is possible, and may be preferable, for any MLPs sponsored by NFG to remain fully consolidated subsidiaries of NFG, but simply to have a lower tax burden.

We believe the MLP structure could lead to increased shareholder value by reducing NFG’s corporate tax bill, thereby increasing the amount of after-tax cash flow available to NFG for investment in growing its businesses. The MLP structure could also lower the overall cost of capital of the company’s assets, thus enabling an acquisition-oriented growth strategy to complement organic growth projects. Additionally, the sale of publicly traded units of the MLP would provide an additional means to finance further acquisitions. Finally, NFG’s General Partner interest in the MLP could create substantial future value for NFG shareholders if the MLP is successful in growing its distributions over time.
NFG has stated that it looked into the possibility of an MLP for the company’s pipeline and storage assets and concluded not to pursue the structure at this time. This conclusion appears to be at odds with the findings and actions of many leading players in the pipeline and storage industry. By electing our nominees on the BLUE proxy card, NFG shareholders would have owner-oriented Board representatives committed to reviewing all corporate structuring alternatives to increase shareholder value.
NFG SHOULD SELL NON-CORE ASSETS
TO FOCUS ON BUILDING VALUE IN ITS CORE BUSINESSES
We believe that NFG should explore the sale of its non-core operations. Specifically, we think that NFG should sell its timber and saw mill assets, its landfill gas business and the Horizon Power assets. We believe that these non-core operations divert management attention from NFG’s core operations and have no bearing on NFG’s ability to deliver reliable service to its utility or pipeline customers. They also contribute very little to NFG’s earnings. We believe that selling these businesses could bring NFG substantial funds, which could then be used to reinvest in NFG’s core businesses. This could increase the value of your investment or could be distributed to shareholders in the form of a special dividend or large share repurchase program.
NFG’S BOARD AND MANAGEMENT SHOULD BE HELD ACCOUNTABLE
TO SHAREHOLDERS
We believe that good governance and accountability are essential to long term share price performance. If elected, we will urge the entire Board to hold itself and management strictly accountable for NFG’s performance. The Company should eliminate its staggered board so that all of its directors are elected by NFG’s shareholders every year. We believe that NFG should also separate the positions of CEO and Chairman, eliminate its “poison pill” anti-takeover defense and provide shareholders with the opportunity to approve any future poison pill. By electing our nominees on the BLUE proxy card, you will have owner-oriented Board representatives who will seek to ensure that NFG shareholders’ rights are protected.

WE NEED YOUR SUPPORT TO ENSURE THAT THESE OPPORTUNITIES
ARE THOROUGHLY EXPLORED
We believe that NFG is a good company with excellent prospects. However, we believe there are significant opportunities to build a stronger, more profitable NFG while continuing to grow NFG’s regular quarterly dividend to shareholders. We are committed to working toward that goal. We believe that a more valuable NFG will benefit all NFG’s stakeholders — its owners, employees, retirees and customers. Therefore, we urge you to elect our nominees, who will fully and properly consider all appropriate value-enhancing strategies.
YOUR VOTE IS IMPORTANT TO THE FUTURE OF NFG—VOTE THE BLUE
PROXY TODAY!
To ensure that your Board has directors focused on increasing shareholder value, we urge you to vote FOR our highly experienced, dedicated nominees on the enclosed BLUE proxy card TODAY—by telephone, Internet or by signing, dating and returning the BLUE proxy card in the postage-paid envelope provided.
In the meantime, we invite you to learn more about our recommendations and ideas for the company by visiting our website at www.buildnfgvalue.com.
Very truly yours,
NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.
If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:
INNISFREE M&A INCORPORATED
Shareholders call Toll-Free: (877) 456-3422
Banks and Brokers Call Collect: (212) 750-5833
IMPORTANT
We urge you NOT to sign any White proxy card sent to you by NFG.
If you have already done so, you have every legal right to change your vote by using the enclosed BLUE proxy card to vote TODAY—by telephone,
by Internet, or by signing, dating and returning the BLUE proxy card in the postage-paid envelope provided.